April 15, 2015

BY HAND AND EDGAR

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC Amendment No. 2 to Registration Statement on Form S-1 Filed October 8, 2014 File No. 333-193182

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company”), enclosed is a copy of Amendment No. 3 (the “Amendment”) in respect of the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the submission of the Registration Statement filed with the Commission on October 8, 2014.

The Amendment includes changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the comment of the staff of the Commission (the “Staff”). The heading and paragraph number of this letter correspond to the heading and paragraph number contained in the Staff’s letter of November 3, 2014 and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below.

Mr. Jay Ingram

Securities and Exchange Commission

April 15, 2015

Summary Historical Consolidated Financial Data, page 19

1.	We note your disclosure on page 18 stating that Holdco was formed on May 9, 2011 and commenced operations on June 23, 2011. Further, we note your disclosure under this heading that the summary consolidated statement of operations data for the years ended December 31, 2013 and 2012, and the period from June 23, 2011 (commencement of operations) to December 31, 2011, and the summary consolidated balance sheet data as of December 31, 2013, 2012, and 2011 have been derived from your audited financial statements. However, no financial information for 2011 is included. Please revise your filing to include audited financial information in your filing for the period June 23, 2011 through December 31, 2011 in accordance with Rule 3-02(a) of Regulation S-X, or tell us why you believe this does not apply to you.

In response to the Staff’s comment, the Company advises the Staff that it qualifies as an Emerging Growth Company (“EGC”), under the Jumpstart our Business Startups Act (the “JOBS Act”) and plans to rely on the exemption in Securities Act Section 7 (a)(2)(A) to present only two years of audited consolidated financial statement in its initial public offering of equity securities which in this amended filing includes audited financial statements as of and for the years ended December 31, 2014 and 2013.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

April 15, 2015

Please telephone the undersigned at (212) 735-3259 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Zeidel

Michael J. Zeidel

cc:

Leland Benton, Securities and Exchange Commission

Alfred Pavot, Securities and Exchange Commission

Tracie Towner, Securities and Exchange Commission

Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors LLC

Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP